March 7, 2025

Kwok Tin Ming
Chief Executive Officer
Trumptech Digital Education Group Limited
Room 1505-06, 15/F
Manhattan Place
23 Wang Tai Road
Kowloon Bay, Hong Kong

       Re: Trumptech Digital Education Group Limited
           Draft Registration Statement on Form F-1
           Submitted February 7, 2025
           CIK No. 0002053475
Dear Kwok Tin Ming:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. We note you disclose that Kwok Tin Ming, through TrumpEd Limited, will control the company upon consummation of the offering. Please expand your disclosure to state the number of Class A and Class B Ordinary Shares held by TrumpEd Limited and, if material, identify all other Class B Ordinary Share shareholders and the percentage of voting power to be held by such shareholders following the offering.
       Additionally, please disclose, if true, that the controlling shareholders will have the ability to determine all matters requiring approval by shareholders. March 7, 2025
Page 2

2. Please revise your disclosure on the cover page to clearly indicate whether Trumptech
       Digital Education Holdings Limited and Trumptech Digital Education
Services
       Limited are wholly-owned subsidiaries or if other shareholders are involved.
3. Please disclose whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiary, the operating company, or to investors, and quantify the amounts where applicable. In this regard, we note your current discussion is limited to dividends.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business are in Hong Kong or a
       Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets.
5. Please expand your disclosure regarding the Controlling Shareholder's voting power following the offering to indicate how much of said voting power will stem from the
       Class B Ordinary Shares.
Prospectus Summary
Overview, page 1

6. We note your disclosure that you "integrate into [your] proprietary contents programmable pocket-sized computers designed by a well-known British broadcasting company..." Please identify the broadcasting company and also clarify how the pocket-sized computers constitute part of your proprietary contents, such as whether you hold a license or exclusive right to use such devices. Please also identify the
       "well-known AI technology companies headquartered in Hong Kong" with whom you work.
7. We note your disclosure that you have integrated "Artificial Intelligence" technology into your products and services. Please expand your disclosure here and throughout the registration statement to provide your definition of "Artificial Intelligence" in the context of your business and enhance your disclosure to provide an update on the stage of the product development for your products and services integrating AI.
Corporate History and Structure, page 2

8. We note that on January 24, 2025, in connection with a sale and purchase agreement,
       Frontera Global Limited, SCM Fortune Investment Limited, Rosy Ocean Limited, and
       TMK Education Investment Limited received ordinary shares of your company.
       Please clarify whether the shares held by such investors are Class A Ordinary Shares or Class B Ordinary Shares, or if they will convert into one or the other of those classes, please specify which, at what time, and under what conditions such conversion will occur. Please also disclose the beneficial owners of the investors.
       Lastly, please revise the charts on page 3 to differentiate between Class A and Class B
       Ordinary Shares and the respective percentages owned for each class. March 7, 2025
Page 3
Permission Required from Hong Kong and PRC Authorities, page 4

9. We note you relied on the advice of your PRC counsel, Sundial Law Firm, with respect to your conclusions that you are not required to obtain any permissions or approvals from the PRC authorities. Please file a consent of Sundial Law Firm as an exhibit to the registration statement.
Transfers of Cash To and From Our Subsidiaries, page 4

10. Please expand your disclosure in this section to quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Additionally, we note that this section has subsections for the Cayman Islands and Hong Kong. We also note that you have an intermediate holding company located in the British Virgin Islands. To the extent applicable, please discuss any restrictions or limitations on cash transfers imposed by that jurisdiction.
Summary of Risk Factors, page 5

11. In your summary of risk factors, disclose the risks that your corporate structure and
       being based in or having the majority of the company   s operations in
China and Hong
       Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with specific cross-references (title and page number) to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In this regard, please note that the legal and operational risks associated with operating in
       China also apply to operations in Hong Kong. Additionally, please include a cross-
       reference to the relevant individual detailed risk factor for each CBI-related summary risk factor.
12. Disclose that trading in your securities may be prohibited under the Holding Foreign
       Companies Accountable Act, as amended by the Consolidated Appropriations Act,
       2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities.
 March 7, 2025
Page 4
Implications of Being a Controlled Company, page 10

13. Please indicate whether you intend to rely on exemptions from certain corporate governance requirements available to you as a "controlled company." If so, please specify which exemptions you will utilize.
14. We note your disclosure on pages 10 and 86 that although you are permitted to follow
       Cayman Island requirements in lieu of corporate governance rules, you "intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers." We also note your disclosure on page 35 that you "plan to rely on the exemption available for foreign private issuers to follow our home country governance practices." Please revise your disclosure throughout to address this discrepancy and clarify whether you intend to use home country governance practices or Nasdaq corporate governance rules, or specify upon which specific exemptions you intend to rely.
Risk Factors, page 14

15. Please remove language stating or implying that you are not a China-based issuer. In this regard, we note that the legal and operational risks related to operating in China also apply to operations in Hong Kong, and that while you primarily operate in Hong
       Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. We note you distinguish your company from "Mainland China-Based issuers" on page 25. Risks Related to Our Business and Industry
Our business depends on our collaboration with LEGO Education..., page 14

16. Please expand your disclosure to briefly describe the terms of your partnership with
       LEGO Education, including whether there are any associated agreements and a discussion of the terms of such agreements. If appropriate, please file the agreements as exhibits to the registration statement. Refer to Item 601(b)(10) of
       Regulation S-K.
We depend heavily on STEAM education subsidies provided by the Hong Kong government, page 14

17. Please revise to quantify your revenue attributable to these subsidies for the financial periods included in this registration statement.
We are dependent on our management team., page 17

18. To provide additional clarity to investors, please identify which of your executive officers and key personnel have "worked with [your] founder for 20 years."
Risks Related to Doing Business in Hong Kong
You may experience difficulties in effecting service of legal process..., page
26

19. We note your disclosure that "most of [your] senior officers and directors reside within Hong Kong for a significant portion of the time." Please revise your disclosure to clearly identify any of your officers or directors who are located in Hong Kong.
       Please make similar revisions to your related risk factor on page 30. March 7, 2025
Page 5

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52

20. Please tell us your consideration of providing a discussion of the accounting estimates and assumptions that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on your financial condition or results of operations. Your disclosure should supplement, but not duplicate, the description of accounting policies in the notes to the financial statements. Refer to
       Item 5.E of Form 20-F and section V of SEC Release No. 33-8350 for guidance.
Industry Overview, page 65

21. We note your reference to the industry report commissioned by you and issued by
       Frost & Sullivan. Please file Frost & Sullivan's written consent as an exhibit to this registration statement in connection with the use of their expert report or explain why you do not believe you are required to do so. See Rule 436 of the Securities Act of
       1933.
Business
Intellectual Property, page 81

22. We note your trademarks are licensed through a trademark licensing agreement entered into with Higher Education Limited. We note that Higher Education Limited appears to be a related party, as it is currently wholly-owned by a director and chairman of the Board of your company. Please revise your Related Party Transactions disclosure throughout the registration statement to include this licensing
       agreement and a description of its material terms. To the extent this licensing agreement is material, describe the material terms of the agreement and file it as an exhibit to the registration statement. Refer to Item 7(B) of Form 20-F and Item
       601(b)(10) of Regulation S-K.
Certain Relationships and Related-Party Transactions, page 100

23.    Please revise to provide updated related party amounts and balances since the
       beginning of the company   s preceding three financial years and up to
the date of the
       document. Refer to Item 7(B) of Form 20-F. In this regard, we note that the information is dated and has only been provided up to August 31, 2024 and omits the information "up to the date of the document." Please revise as applicable.
Note 3. Summary of Significant Accounting Policies
Revenue Recognition
Training Courses, page F-15

24. You state that each contract of educational programs and services is accounted for as a single performance obligation, which is satisfied proportionately over the service period, generally 8 to 10 sessions within 12 months. Please tell us your consideration of the guidance in ASC 606-10-25-27 through 25-29 in determining that it is appropriate to recognize revenue at a point in time when all training sessions are delivered.
 March 7, 2025
Page 6

Note 4. Segment Reporting, page F-24

25. It appears you have reported your B2C Virtual Reality Online Education Business
       Unit reportable segment in discontinued operations in your financial statements for fiscal years ended August 31, 2024 and 2023. Please revise to reconcile the total of the reportable segments' revenues to your consolidated revenues and the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued operations or consolidated net income. Refer to ASC
       280-10-50-30.
Note 5. Discontinued Operations, page F-27

26. You state in Note 17 that TAI Limited is an entity controlled by Mr. Kwok. As such, the sale of your B2C Virtual Reality Online Education business unit to TAI Limited completed on August 31, 2024 appears to be a transaction among entities under common control. Please tell us the accounting literature that supports your accounting to record a gain of $2,438,455 from this sale of business unit as opposed to as a capital transaction with no gain or loss being recorded.
General

27. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act.
       Please contact Tony Watson at 202-551-3318 or Suying Li at 202-551-3335 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Erik Mengwall